Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 9, 2015

Relating to Preliminary Prospectus dated October 15, 2014

Registration No. 333-199321

Solar Bonds are debt securities issued by SolarCity. As with any investment, purchasing Solar Bonds involves risk. You must make your own decision about whether and how much to invest in Solar Bonds. SolarCity cannot make any investment recommendations or otherwise provide any investment advice. Solar Bonds are not FDIC-insured. Your earnings and principal are not guaranteed.

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which this information relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/Archives/edgar/data/1408356/000119312514371976/0001193125-14-371976-index.htm . Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on the Solar Bonds platform.

SolarCity Introduces Higher-earning Solar Bonds; Expands Access for Investors

In a major expansion of our Solar Bonds program, SolarCity is introducing new longer-term Solar Bonds that offer higher interest rates – up to 5.75% – and new ways for investors to purchase bonds through their financial institutions and advisors. (http://www.solarcity.com/newsroom/press/solarcity-incapital-make-solar-bonds-available-more-500-financial-institutions)

We’re offering new series of bonds that allow investors to choose Solar Bonds that mature in as little as a year, or as much as 15 years. For the first time, investors will also have the option of purchasing Solar Bonds that are transferrable and may be sold*.

We’re also expanding the availability of Solar Bonds. Through a partnership with Incapital LLC, a leading distributor of fixed income securities, SolarCity’s Solar Bonds will be available to more than 500 financial institutions and investment brokers nationwide, opening the door for investors to purchase Solar Bonds through their existing brokerage accounts and IRAs. As part of that partnership, SolarCity will begin offering Solar Bonds with standard CUSIP designations to facilitate purchases through financial institutions and financial advisors.

This will help make Solar Bonds more easily available than ever, since most Americans invest through brokers and financial advisors. In 2014, there were 636,707 investment representatives registered with FINRA (http://www.finra.org/newsroom/statistics/), and brokers oversaw more than 100 million customer accounts (http://www.sec.gov/news/studies/2011/913studyfinal.pdf).

We launched Solar Bonds in October of last year (http://www.solarcity.com/newsroom/press/solarcity-launches-first-public-offering-solar-bonds) to give the average investor the opportunity to join the growing number of institutional and corporate investors – such as Bank of America, Goldman Sachs, US Bank, and Google (http://blog.solarcity.com/google-and-solarcity-2.0) – who have partnered with SolarCity to help finance solar power’s rapid growth (http://blog.solarcity.com/why-solar-is-quietly-and-quickly-taking-over-the-energy-industry).

The earnings on Solar Bonds come from SolarCity and the monthly solar payments the company receives from its more than 190,000 customers. They include homeowners, schools and businesses that have made the switch to clean energy.

Offering interest rates as high as 5.75%, the bonds offer a competitive alternative to other savings and investment products such as savings accounts, CDs, treasury bonds and municipal bonds. Solar Bonds offer an investment opportunity that can both be financially attractive and support important goals such as protecting the environment and creating American jobs.

It’s clear that a growing number of investors want a green way to invest (http://blog.solarcity.com/the-rise-of-the-impact-investor) that also makes sense financially. In fact, socially responsible impact investing accounts for more than one out of six dollars under professional management in the U.S. (http://www.ussif.org/blog_home.asp?Display=55) New options like Solar Bonds make it possible for even more individuals to choose investments that serve both their financial and social goals.

Incapital has participated in impact investing since 2005, and SolarCity’s Solar Bonds will be distributed to financial institutions as part of its green bond offerings.

Of course, investors will still be able to purchase Solar Bonds directly though SolarCity’s online investment platform (https://solarbonds.solarcity.com/). Bonds sold online directly from SolarCity offer the highest rates for comparable maturities and carry no investment fees, but are non-transferrable. Solar Bonds are available from SolarCity to all U.S. investors who are at least 18 years old and meet SolarCity’s eligibility requirements. Investors can purchase Solar Bonds for as little as $1,000.

To learn more, please visit solarbonds.solarcity.com.

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which information presented here relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, at solarbonds.solarcity.com.

*There is currently no established trading market for Solar Bonds. We do not intend to apply for the listing of the Solar Bonds on any securities exchange at this time. However, we have been advised by Incapital LLC, the Distribution Agent for these transfer-eligible series of Solar Bonds, that it may purchase and sell Solar Bonds in the secondary market as permitted by applicable laws and regulations, and other factors. Incapital is not obligated to make a market in the Solar Bonds, and it may discontinue making a market in the Solar Bonds at any time without notice. Neither we nor Incapital can provide any assurance regarding the development, liquidity or maintenance of any trading market for any Solar Bonds.